UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission File Number 1-1520
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GenCorp Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, CA 95742

GenCorp Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006
and for the Year Ended December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the GenCorp Retirement Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GenCorp Retirement Savings Plan (the “Plan”) at December 31, 2007 and December 31, 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Sacramento, California
June 27, 2008

GenCorp Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value (Note 3)	$372,357,085	$365,978,988
Liabilities
Administrative fee payable	12,390	277,000

Net assets available for benefits at fair value	372,344,695	365,701,988
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	465,539	808,616

Net assets available for benefits	$372,810,234	$366,510,604

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2007
Additions
Contributions:
Participant	$21,234,204
Company	9,004,972
Rollovers	1,014,559

Total contributions	31,253,735
Investment income:
Dividend income	14,313,143
Net appreciation in fair value of investments (Note 3)	374,372
Interest income	553,371

Total investment income	15,240,886

Total additions	46,494,621

Deductions
Benefits paid directly to participants	39,900,604
Administrative expenses (Note 1)	294,387

Total deductions	40,194,991

Net increase during the year	6,299,630
Net assets available for benefits
Beginning of year	366,510,604

End of year	$372,810,234

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
The following description of the GenCorp Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
GenCorp Inc. (the Company or the Plan Sponsor) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering substantially all eligible employees of the Company and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA), as amended.
On March 31, 2006, the Aerojet Fine Chemicals Retirement Savings Plan (the AFC Plan) merged into the Plan. As a result of this merger, net assets of $5,704,973 were transferred from the AFC Plan to the Plan.
Contributions
Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan document. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the Code). Participants may direct employee contributions to any of the Plan’s investment alternatives. The Company makes matching contributions equal to 100% of the first 3% of the participants’ compensation contributed and 50% of the next 3% of compensation contributed. Company matching contributions are directed to the GenCorp Stock Fund. Plan participants may elect to transfer matching contributions to any investment alternative in the Plan. All participants may also contribute amounts representing distributions from other qualified plans to the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions, plus allocation of the Plan’s net earnings or losses. Each participant’s account is also charged with an allocation of administrative expenses. Allocations are based on participant account balances in proportion to all participants account balances.
Forfeited Accounts
Forfeited balances, including terminated participants’ nonvested accounts, are used to either reduce the cash payment of Company matching contributions, or to offset administrative expenses. There were no unallocated forfeited balances as of December 31, 2007 and 2006.
Vesting
A participant’s interest in rollover contributions, if any, and employee contributions that a participant has made are vested and not subject to forfeiture. A participant’s interest in the matching contributions made by the Company is vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Code or other applicable provisions of law.
Participant Loans
Eligible participants may borrow from their fund accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. Eligible participants may have two loans outstanding at any given time. Account balances attributable to Company matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of one percent above the prevailing prime rate at time of issuance. Principal and interest are paid through payroll deductions.
In-Service Withdrawals
For Company matching contributions made prior to January 1, 2004, participants who are active employees of the Company can elect a voluntary in-service withdrawal of their plan shares. In-service withdrawals are not allowed for Company matching contributions made after December 31, 2003.
Payment of Benefits
Distribution of the vested value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon termination of employment, financial hardship, or death.
Administrative Expenses
Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions. Legal, accounting, and certain administrative costs of the Plan are paid by the Company but reimbursed by the Plan and allocated to participant accounts based upon account balances. Non-discrimination testing fees and company stock administration fees billed by Fidelity are deducted from the Trust and allocated to participant accounts based upon account balances. All other expenses relating to participant transactions are deducted from those participant accounts as transactions occur.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on its financial statements.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investment in the non benefit-responsive investment contracts are valued based upon the quoted redemption value of units owned by the Plan at year end. The money market funds are valued at cost plus accrued interest, which approximates fair value. GenCorp Inc. common stock and investments held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.
The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor, who is a fiduciary of the Plan, to make estimates, assumptions, and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
3. Investments
Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the year are as follows:

	December 31
	2007	2006
Fidelity US Equity Index Pool	$65,031,275	$70,211,773
Fidelity Managed Income Portfolio II*	61,370,162	67,787,714
Fidelity Diversified International	39,245,014	32,964,920
GenCorp Inc. common stock	35,490,288	44,203,686
Fidelity Low Priced Stock	22,882,433	25,231,194
Fidelity Growth Company	21,979,872	—
Fidelity Retirement Money Market Fund	19,870,496	—
Fidelity Mid-Cap Stock Fund	19,820,573	18,531,039

*	The Fidelity Managed Income Portfolio II, a fully benefit responsive investment contract, as listed above represents the contract value of the Plan’s investment. See Note 2 for disclosure of contract value and fair value of fully benefit responsive investment contracts.
During 2007, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net appreciation (depreciation)
in fair value
of investments
Common/collective trusts	$3,839,835
Registered investment companies	3,625,389
Common Stocks	86,250
GenCorp Inc. common stock	(7,177,102)

$374,372

4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service (IRS) dated January 12, 2004, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participants will be 100% vested in their accounts.
6. Related Party Transactions
GenCorp Inc. Common Stock
Transactions in shares of GenCorp Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. During the year ended December 31, 2007, the Plan made purchases of $10.8 million and sales of $12.3 million of GenCorp Inc. common stock. At December 31, 2007 and 2006, the Plan held 3,043,764 and 3,152,902 shares of GenCorp Inc. common stock, respectively, representing 10% and 12%, respectively, of the total net assets of the Plan.
Mutual Funds Managed by Fidelity Investments (Fidelity)
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were deducted from the net asset values of shares of mutual funds held by the Plan. The funds’ operating expense ratios ranged from 0.10% to 0.97% based on the funds’ most recent prospectus.
7. Issuance of Unregistered Shares
The Company inadvertently failed to register with the Securities and Exchange Commission the issuance of certain shares under the Plan. As a result, certain purchasers of GenCorp Inc. common stock pursuant to the Plan may have the right to rescind their purchases for an amount equal to the purchase price paid for the shares (or if such security has been disposed of, to receive damages with respect to any loss on such disposition) plus interest from the date of purchase. Subject to the consent of the lenders under the Company’s debt agreements, the Company intends to make a registered rescission offer to eligible plan participants. The Company may also be subject to civil and other penalties by regulatory authorities as a result of the failure to register. The Plan Administrator does not believe that the rescission offer will have a material impact on the financial statements of the Plan.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$372,810,234	$366,510,604
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(465,539)	(808,616)

Net assets available for benefits per the Form 5500	$372,344,695	$365,701,988

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31, 2007
Total investment income per the financial statements	$15,240,886
Plus: Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	343,077

Total investment income per the Form 5500	$15,583,963

Supplemental
Schedule

GenCorp Retirement Savings Plan
EIN 34-024000, Plan #334
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2007

		(c)
		Description of
		Investment including
	(b)	Maturity Date, Rate of
	Identity of Issue,Borrower, Lessor,	Interest, Collateral,	(e)
(a)	or Similar Party	Par, or Maturity Value	Current Value
	Registered investment companies:
	Morgan Stanley Institutional Fund Small Company Growth Portfolio Class I Shares	459,164 shares	$6,024,234
	American Beacon Lg Cap Value Inst CL	570,266 shares	13,384,135
	Wells Fargo Small Cap Value CL Z	74,784 shares	2,200,151
	Goldman Sachs Mid Cap Value Fund Institutional Class	33,804 shares	1,204,773
*	Fidelity Growth Company	264,882 shares	21,979,872
*	Fidelity Investment Grade Bond	1,790,868 shares	12,876,339
*	Fidelity Low Priced Stock	556,334 shares	22,882,433
*	Fidelity Diversified International	983,584 shares	39,245,014
*	Fidelity Mid-Cap Stock Fund	677,858 shares	19,820,573
*	Fidelity Freedom Income	938,703 shares	10,748,153
*	Fidelity Freedom 2000	69,806 shares	863,503
*	Fidelity Freedom 2010	395,900 shares	5,867,236
*	Fidelity Freedom 2020	711,546 shares	11,249,545
*	Fidelity Freedom 2030	348,049 shares	5,749,767
*	Fidelity Freedom 2040	268,128 shares	2,608,887
*	Fidelity Freedom 2050	42,323 shares	483,751
	Common/collective trust funds:
	Fully benefit-responsive investment contracts
*	Fidelity Managed Income Portfolio	349,151 units	345,397
*	Fidelity Managed Income Portfolio II	61,370,162 units	60,908,377
	Non benefit-responsive investment contracts
*	Fidelity US Equity Index Pool	1,358,214 units	65,031,275
	Money market funds:
*	Fidelity Retirement Money Market Fund	19,870,496 shares	19,870,496
*	Fidelity Institutional Cash Portfolio	652,280 shares	652,280
*	Northern Trust Company Collective Short Term Investment Fund	21,475 shares	21,475
	Participant-directed brokerage accounts:
	Brokerage Link	Various investments	5,990,008
*	Participant loans	Annual interest rates from 5.0% to 10.5% maturing through 2017	6,859,123
*	GenCorp Inc. common stock	3,043,764 shares	35,490,288

	Total investments		$372,357,085

*	Indicates a party-in-interest to the Plan.

**	Column (d), cost, has been omitted, as all investments are participant-directed.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENCORP RETIREMENT SAVINGS PLAN

Date: June 27, 2008	By	/s/ Yasmin R. Seyal
Yasmin R. Seyal
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM